Exhibit 99.1

CAESARSTONE SDOT-YAM LTD.

MP Menashe 3780400, Israel

November 12, 2015

Dear Shareholder,

You are cordially invited to attend the annual general meeting (the “Meeting”) of the shareholders of Caesarstone Sdot-Yam Ltd. (the “Company”), to be held on December 3, 2015, beginning at 6:00 pm, Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe, Israel.

The Company’s second amended notice of the Meeting (the “Notice”) and the proxy statement relating to the Meeting (the “Proxy Statement”) appearing on the following pages, describe in detail the matters to be acted upon at the Meeting.

Only shareholders who held shares at the close of business on November 3, 2015, are entitled to notice of, and to vote at, the Meeting and any adjournments thereof.

The board of directors recommends shareholders vote “FOR” Proposal Nos. 1, 2, 4, 5, 6, 7 and 8 and “AGAINST” Proposal No. 3.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

If shareholders have questions or need assistance in voting their shares for the Meeting, please contact the Company’s proxy solicitor, Morrow & Co. They can be reached by dialing +203-658-9400 or toll-free within the United States at 800-662-5200, or via e-mail at CSTE@morrowco.com.

We look forward to seeing as many of you as can attend the Meeting.

Very truly yours, Maxim Ohana Chairman of the Board of Directors

CAESARSTONE SDOT-YAM LTD.

MP Menashe 3780400, Israel

Tel: +972-4-636-4555

PROXY STATEMENT
_________________________________________

SECOND AMENDED NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on December 3, 2015

MP Menashe, Israel, November 12, 2015 – Caesarstone Sdot-Yam Ltd. (NASDAQ: CSTE) (the “Company”), a leading manufacturer of high quality engineered quartz surfaces, today announced that the Annual General Meeting (the “Meeting”) of its shareholders will be held on December 3, 2015, at 6:00 pm Israel time, at the offices of the Company, MP Menashe 3780400, Israel.

The Meeting is being called for the following purposes:

(1)
to re-elect Messrs. Moshe Ronen, Shachar Degani and Amihai Beer and to elect Messrs. Amit Ben Zvi and Ronald Kaplan, to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company;

(2)	to re-elect Messrs. Yonatan Melamed and Ofer Tsimchi, to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company;

(3)
to vote on the proposal of Kibbutz Sdot-Yam to elect Messrs. Yitzhak (Itzick) Sharir and Amnon Dick, to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company (the Company’s board of directors recommends shareholders vote “AGAINST” this proposal of Kibbutz Sdot-Yam);

(4)	to approve the compensation terms of the chairman of the Company’s board of directors, Mr. Yonatan Melamed, if elected, commencing as of the date of the Meeting;

(5)	to approve the compensation terms of all independent directors residing outside of Israel (other than the chairman of the Company’s board of directors and external directors);

(6)
to approve the change of the Company’s name to Caesarstone Ltd., and approve the applicable amendment to the Company’s articles of association and memorandum of association to reflect such name change, such change to become effective upon the authorization of the Israeli Registrar of Companies;

(7)
to approve an amendment to the 2011 Incentive Compensation Plan (the “2011 Plan”) to increase the aggregate number of ordinary shares authorized for issuance under the 2011 Plan by 900,000 ordinary shares of the Company; and

(8)
to approve the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent auditors for the year ending December 31, 2015, and its service until the annual general meeting of shareholders to be held in 2016 and to authorize the Company’s board of directors, upon recommendation of the audit committee of the Company, to determine the compensation of the auditors in accordance with the volume and nature of their services and receive an update regarding the Company’s independent auditors’ remuneration for the past year.

In addition, the shareholders will be requested to consider at the Meeting the Company’s financial statements for the year ended December 31, 2014.

We are currently not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of Proposal Nos. 1, 2, 3, 4, 5, 7 and 8. The approval of Proposal No. 6 requires the affirmative vote of the holders of 75% of the voting power represented at the Meeting in person or by proxy and voting thereon.

Proposal No. 1 was redrafted and Proposal Nos. 2 and 3 were added in this Second Amended Notice of Annual General Meeting of Shareholders to conform with the request of our controlling shareholder, Kibbutz Sdot-Yam, pursuant to Section 66(b) of the Companies Law 5759-1999 (the “Companies Law”), and as an alternative to the original Proposal No. 1 we published on October 28, 2015. In its request, Kibbutz Sdot-Yam proposed the nominees under proposal No. 3 and advised us on its support of the nominees under Proposal No. 1.

At the Meeting, shareholders will be asked to elect seven (7) out of the nine (9) nominees in Proposal Nos. 1, 2 and 3 to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company. In the event that more than seven (7) nominees proposed in Proposal Nos. 1, 2 and 3 receive the affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon, the seven (7) nominees who receive the highest number of affirmative votes in favor of their election out of these nine (9) nominees proposed in Proposal Nos. 1, 2 and 3 will be elected to serve as directors.

The board of directors recommends shareholders vote “FOR” Proposal Nos. 1, 2, 4, 5, 6, 7 and 8 and “AGAINST” Proposal No. 3.

Only shareholders of record at the close of business on November 3, 2015, are entitled to notice of, and to vote at, the Meeting, or at any adjournment or postponement thereof.

A proxy statement describing the various matters to be voted upon at the Meeting along with a proxy WHITE card enabling the shareholders to indicate their vote on each matter will be mailed on or about November 18, 2015, to all shareholders entitled to vote at the Meeting. Such proxy statement shall also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K and will be available on the Company’s website www.caesarstone.com on or about November 12, 2015. Proxies must be submitted to the Company or to its transfer agent no later than forty eight (48) hours prior to the Meeting. Proxies delivered to the Company or to its transfer agent during the forty eight (48) hours preceding the time fixed for the Meeting will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to the Company’s offices, MP Menashe 3780400, Israel, Attention: Michal Baumwald Oron, VP Business Development & General Counsel, or by facsimile to +972-4-6364400, no later than November 23, 2015.

If shareholders have questions or need assistance in voting their shares for the Meeting, please contact the Company’s proxy solicitor, Morrow & Co. They can be reached by dialing +203-658-9400 or toll-free within the United States at 800-662-5200, or via e-mail at CSTE@morrowco.com.

BY ORDER OF THE BOARD OF DIRECTORS Maxim Ohana Chairman of the Board of Directors

MP Menashe, Israel
November 12, 2015

INFORMATION ABOUT THIS PROXY STATEMENT AND
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

General Information

This proxy statement (the “Proxy Statement”) and the accompanying proxy card are being furnished to the holders of ordinary shares, par value NIS 0.04 per share, of Caesarstone Sdot-Yam Ltd., an Israeli company (the “Company”), in connection with the solicitation of proxies by the board of directors of the Company (the “Board”), for use at the annual general meeting of shareholders of the Company (the “Meeting”) to be held on December 3, 2015, beginning at 6:00 pm Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel. You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on November 3, 2015, the record date for the Meeting.

The Proxy

Mr. Yosef Shiran, Mr. Yair Averbuch and Ms. Michal Baumwald Oron, or any one of them, may be appointed as proxies by the shareholders entitled to vote at the Meeting with respect to the matters to be voted upon at the Meeting.

All ordinary shares represented by properly executed proxies delivered to the Company by mail at its offices at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Michal Baumwald Oron, VP Business Development & General Counsel, or by facsimile to +972-4-6364400, or to its transfer agent, American Stock Transfer & Trust Company, LLC, by mail to 6201 15th Avenue, Brooklyn, New York 11219, will be voted as specified in the instructions indicated in such proxies. Proxies must be submitted to the Company no later than forty-eight (48) hours prior to the Meeting. Proxies delivered to the Company during the forty-eight (48) hours preceding the time fixed for the Meeting will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. Subject to applicable law and the rules of the NASDAQ Stock Market, if no instructions are indicated in such proxies with respect to a specific proposal or all proposals, the shares represented by properly executed and received proxies will be voted “FOR” Proposal Nos. 1, 2, 4, 5, 6, 7 and 8 and “AGAINST” Proposal No. 3. If you hold your shares in “street name” through a broker, bank or other nominee, you are considered, with respect to those shares, a beneficial owner.  Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, as described below.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice of the revocation of the proxy delivered by mail to the Company at its offices at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Michal Baumwald Oron, VP Business Development & General Counsel, or by facsimile to +972-4-6364400 at least forty-eight (48) hours prior to the time of the Meeting, in each case, canceling the proxy or appointing a different proxy, (ii) by written notice of the revocation of the proxy delivered at the Meeting to the chairperson of the Meeting or (iii) by attending and voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy.

Shareholders Entitled to Vote – Record Date

Shareholders of record who held ordinary shares at the close of business on November 3, 2015 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date, or which appears in the participant list of a securities depository on that date, are considered to be beneficial owners of shares held in “street name.” These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record with respect to the Company’s ordinary shares. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Meeting, but may not actually vote their shares in person at the Meeting unless they first obtain a signed proxy from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares.

As of the Record Date, there were 35,294,755 ordinary shares issued, outstanding and entitled to vote at the Meeting.

Quorum and Required Vote

Pursuant to the Company’s articles of association, the quorum required for the Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the Company’s voting power. If a quorum is not present within thirty (30) minutes from the time appointed for the Meeting, the Meeting shall stand adjourned to the same day at the same time and place in the following week, in which case the Company shall not be obligated to give notice to the shareholders of the adjourned meeting or to a day, time and place as the Board may decide if so specified in the notice of the meeting (the “Adjourned Meeting”). At such Adjourned Meeting, any number of shareholders shall constitute a quorum for the business for which the original meeting was called.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  When a matter to be voted on at a shareholders meeting is the subject of a contested solicitation, brokers do not have discretion to vote shares that they hold in their name on behalf of a third party. Therefore, if you hold your shares in “street name” and you do not provide your broker with specific instructions regarding how to vote on any proposal to be voted on at the Meeting, your broker will not be permitted to vote your shares on that proposal, resulting in a “broker non-vote.” Therefore, it is important for a shareholder that holds ordinary shares through a bank, broker or other holder of record to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of Proposal Nos. 1, 2, 3, 4, 5, 7 and 8. The approval of Proposal No. 6 requires the affirmative vote of the holders of 75% of the voting power represented at the Meeting in person or by proxy and voting thereon.

With respect to election of directors of the Company, shareholders will be asked to elect seven (7) out of the nine (9) nominees proposed in Proposal Nos. 1, 2 and 3 to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company. In the event that more than seven (7) nominees proposed in Proposal Nos. 1, 2 and 3 receive the affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon, the seven (7) nominees out of these nine (9) nominees proposed in Proposal Nos. 1, 2 and 3 who receive the highest number of affirmative votes in favor of their election will be elected to serve as directors.

The Board recommends shareholders vote “FOR” Proposal Nos. 1, 2, 4, 5, 6, 7 and 8 and “AGAINST” Proposal No. 3.

Except for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

Kibbutz Sdot-Yam, which owns approximately 32.4% of the Company’s outstanding ordinary shares as of November 3, 2015, is the Company’s only controlling shareholder as defined in the Companies Law.

On each matter submitted to the shareholders for consideration at the Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Meeting that are not voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

Each ordinary share is entitled to one vote on each proposal or item that comes before the Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to vote at the Meeting and/or the right to be counted as part of the quorum thereat shall be conferred exclusively upon the more senior among the joint owners attending the meeting in person or by proxy. For this purpose, seniority shall be determined by the order in which the names appear in the Company’s Register of Shareholders.

How You Can Vote

You can vote your shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder and shares held in “street name” (through a broker, trustee or nominee). Shareholders of record will receive proxy cards. Holders of shares in “street name” will receive either proxy cards or voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or you are listed as a shareholder in the Company’s share register), you can submit your vote by completing, signing and submitting a proxy card, which has or will be sent to you and which will be accessible at the Investor Relations section of the Company’s website, as described below under “Availability of Proxy Materials.”

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that may properly come before the Meeting.

Shareholders Holding in “Street Name”

If you hold ordinary shares in “street name,” that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Please follow the instructions on the proxy card or voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposal.

Voting Results

The final voting results will be tallied by an independent inspector of election  and will be published following the Meeting on a Form 6-K that will be furnished to the SEC.

Proxy Solicitation

The Company will bear the costs of solicitation of proxies for the Meeting. We have retained Morrow & Co., a professional proxy solicitation firm, to assist in the solicitation of proxies for the Meeting.  In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. Proxies must be submitted to the Company or to its transfer agent no later than forty-eight (48) hours prior to the Meeting. Proxies delivered to the Company or to its transfer agent during the forty-eight (48) hours preceding the time fixed for the Meeting will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Who You Can Contact With Additional Questions

If you have additional questions about the proposals on the agenda for the Meeting, or would like additional copies of this Proxy Statement or the enclosed proxy card, you should contact: Morrow & Co. 470 West Avenue, Stamford, CT 06902.  You can call Morrow & Co. collect at (203) 658-9400 or toll-free within the United States at 800-662-5200, or via e-mail at cste@morrowco.com

Availability of Proxy Materials

Copies of the proxy card, the Notice and this Proxy Statement are available at the Investor Relations section of our Company’s website, www.caesarstone.com. The contents of that website are not a part of this Proxy Statement.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2014, please see Item 6 B. of our annual report on Form 20-F filed with the SEC on March 12, 2015, and accessible through the Company’s website at www.caesarstone.com or through the SEC’s website www.sec.gov.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of the date indicated below, by each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares.

Beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of November 3, 2015, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The table assumes 35,294,755 ordinary shares outstanding as of November 3, 2015.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Held
Kibbutz Sdot-Yam (1)	11,440,000	32.41%
Baron Capital Group, Inc. (2)	4,074,327	11.54%
FMR LLC (3)	3,510,284	9.94%
All of our officers and directors as a group (4)	90,000	*

* Less than 1 percent.

(1) Based on a Schedule 13G filed by Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. on January 22, 2015, Kibbutz Sdot-Yam’s shares are held by Mifalei Sdot-Yam Agricultural Cooperative Society Ltd., a wholly-owned subsidiary of Kibbutz Sdot-Yam.  No individual member of Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. has dispositive power or casting vote. The Economic Council elected by the members of Kibbutz Sdot-Yam manages the economic activities and strategy of Kibbutz Sdot-Yam and makes the voting and investment decisions of Kibbutz Sdot-Yam with regard to its shares, subject to the approval of the general assembly of Kibbutz Sdot-Yam with regard to material issues including dilution of the holdings of Kibbutz Sdot-Yam in the Company or disposition of any of its shares.

(2) Based on a Schedule 13G/A filed with the SEC on October 9, 2015 by Baron Capital Group, Inc, as of September 30, 2015, BAMCO, Inc. holds shared voting power over 3,426,582 shares and shared dispositive power over 3,828.582shares; Baron Capital Group, Inc. holds shared voting power over 3,672,327 shares and shared dispositive power over 4,074,327 shares; Baron Capital Management, Inc. holds shared voting and dispositive power over 245,745 shares; and Ronald Baron holds shared voting power over 3,672,327 shares and shared dispositive power over 4,074,327 shares. BAMCO, Inc. and Baron Capital Management, Inc. are subsidiaries of Baron Capital Group, Inc. and Ronald Baron owns a controlling interest in Baron Capital Group, Inc. The address of each holder is 767 Fifth Avenue, 49th Floor, New York, New York 10153.

(3) Based on a Schedule 13G filed with the SEC on March 9, 2015 by FMR LLC, as of December 31, 2014, FMR LLC holds sole voting power over 285,210 shares and sole dispositive power over 3,510,284 shares. The address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210. Members of the family of Edward C. Johnson 3d, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

Neither FMR LLC nor Edward C. Johnson 3d nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co.”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. FMR Co. carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees.

 (4) Consists of 90,000 options to purchase 90,000 ordinary shares granted to the executive officers and directors which will have vested within 60 days of November 3, 2015.

BACKGROUND FOR ELECTION OF DIRECTORS

Under the Company’s current articles of association, the number of directors on the Company’s Board is fixed at not less than seven and not more than 11 members. The minimum and maximum number of directors may be changed, at any time and from time to time, by a simple majority vote of our shareholders at a shareholders’ meeting. Currently, there are nine directors serving on the Board.

On September 30, 2014, the Board established a nominating committee comprised of Ms. Irit Ben-Dov, Mr. Ofer Borovsky and Mr. Moshe Ronen, each of whom has been determined by the Board to be independent under the corporate governance standards of the NASDAQ Stock Market.

At the Meeting, the shareholders will be asked to elect seven (7) directors. The nominees proposed under Proposal Nos. 1 and 2 were nominated by the nominating committee and approved by our Board. The nominees proposed under Proposal No. 3 were nominated by Kibbutz Sdot-Yam, our controlling shareholder. In addition, Kibbutz Sdot-Yam advised us of its support of the nominees proposed under Proposal No. 1.

Under the corporate governance standards of the NASDAQ Stock Market, a majority of our directors must meet the independence requirements specified in those rules. Following the Meeting, assuming the election of all nominees nominated by the Board, our Board will consist of nine members, six of whom will be independent under the rules of the NASDAQ Stock Market. Specifically, our Board has determined that Messrs. Yonatan Melamed, Moshe Ronen, Ofer Tsimchi, Ronald Kaplan and Ofer Borovsky and Ms. Irit Ben Dov meet the independence standards under the rules of the NASDAQ Stock Market. In reaching this conclusion, the Board determined that none of these director nominees has a relationship that would preclude a finding of independence and that any relationships that these directors have with us do not impair their independence. As of the date of this Proxy Statement, no determination has been made by the Board with respect to the independence under the rules of the NASDAQ Stock Market or the SEC of Kibbutz Sdot-Yam's nominees.

Our audit committee and the Board further determined that Mr. Ofer Tsimchi meets the independence standard of the Companies Law and will serve as an independent director under the Companies Law.

Under the Companies Law, two of our directors are required to be external directors. Mr. Ofer Borovsky and Ms. Irit Ben-Dov serve as our external directors for a three-year term, which commenced on March 21, 2015, and their appointment fulfills the requirements of the Companies Law for the Company to have two external directors.

 The audit committee met 11 times since last year’s annual general meeting of shareholders. The compensation committee met eight times since last year’s annual general meeting of shareholders. The nominating committee met five times since last year’s annual general meeting of shareholders. All of our directors nominated for re-election have attended 90% or more of the meetings of the Board and its committees on which they served since last year’s annual general meeting of shareholders.

Each of the director nominees has certified to us that he or she complies with all requirements under the Companies Law for serving as a director (and, in the case of Ofer Tsimchi, for serving as an independent director). Such certifications will be available for inspection at the Meeting.

Each director, who is not an external director, holds office until the annual general meeting of our shareholders in the subsequent year unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office as described below.

Under the Company’s current articles of association, the directors who are serving in office shall be entitled to act even if a vacancy occurs on the Board. However, should the number of directors at the time in question become less than the minimum set forth in our articles of association, the remaining director(s) shall be entitled to act for the purpose of filling the vacancies which shall have occurred on the Board or of convening a general meeting, but not for any other purpose.

Under the Companies Law, the board of directors of a public company is required to determine the minimum number of directors with “accounting and financial expertise” who will serve on the board. The Board determined that at least one director must have “accounting and financial expertise” as such term is defined by regulations promulgated under the Companies Law. The Board determined that each of Mr. Ofer Borovsky and Ms. Irit Ben-Dov has “accounting and financial expertise.”

Our Board has further determined that each of Mr. Ofer Borovsky and Ms. Irit Ben-Dov qualifies as an “audit committee financial expert,” as defined by the rules of the SEC, and has the requisite financial experience required by the NASDAQ Stock Market rules.

PROPOSALS ONE, TWO AND THREE

ELECTION OF DIRECTORS

Background

At the Meeting, shareholders will be asked to elect seven (7) out of the nine (9) nominees proposed in Proposal Nos. 1, 2 and 3 to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company. In the event that more than seven (7) nominees proposed in Proposal Nos. 1, 2 and 3 receive the affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon, the seven (7) nominees who receive the highest number of affirmative votes in favor of their election out of these nine (9) nominees proposed under Proposal Nos. 1, 2 and 3 will be elected to serve as directors.

The Board recommends that our shareholders re-elect the following persons to serve as directors of the Company until the next annual general meeting of shareholders of the Company: Messrs. Yonatan Melamed, Moshe Ronen, Shachar Degani, Ofer Tsimchi and Amihai Beer. Additionally, the Board recommends that our shareholders elect the following new nominees as directors of the Company to serve until the next annual general meeting of shareholders of the Company: Messrs. Amit Ben Zvi and Ronald Kaplan.

Kibbutz Sdot-Yam proposed that the shareholders elect the following new nominees as directors of the Company to serve until the next annual general meeting of shareholders of the Company: Messrs. Yitzhak (Itzick) and Amnon Dick, in addition to the nominees proposed under Proposal No. 1.

The Board recommends shareholders vote “FOR” Company nominees in Proposal Nos. 1 and 2 and “AGAINST” Kibbutz Sdot-Yam nominees in Proposal No. 3.

Following is biographical information for each director and nominee nominated by our Board:

Yonatan Melamed (72) has served as our director since August 2008. Mr. Melamed has served as chairman of Rahan Meristem 1998 Ltd. since 2004, Miluot Ltd., The Gulf Settlements (1993) Buying Organization Ltd. and Golan Plastic Ltd. From 2006 to  March 2015, and Bio-Bee Sde Eliyahu Ltd. since 2010. Mr. Melamed has also served as a director of Sde Eliyahu Spices, Nahsholim Vacations at Dor Beach, Agriculture Nahsholim Agricultural Cooperative Society Ltd. and Tefen Plastic Products Manufacturing & Marketing 1990 Ltd. since 2010 and Tamar Hamakim Ltd. and Cabiran (1991) Ltd. since 2013. From 2004 to 2011, Mr. Melamed served as chairman of the Kibbutz Industry Association and also as chairman of Plastive Packaging Products Ltd. (Yakum), and from 2006 to 2014, as director of Assive Ltd. From 2006 to 2011, Mr. Melamed served as director of Toam Import and Expot Ltd., and from 2006 to 2010, as chairman of Arkal Filtration Systems. Mr. Melamed also served as chairman of Polyon Barkai Industries (1993) Ltd. from 2009 to 2012, Gvat Agriculture and Business Cooperative Society Ltd. from 2006 to 2008, Bashan Radiators Ltd. from 2000 to 2008 and Mapal Plastic Products (Mavo Hama) from 2000 to 2007. Mr. Melamed holds a Practical Engineering degree in Electronic Engineering from the Israeli Institute of Technology in Haifa.

Moshe Ronen (65) has served as our director since February 2004. From February 1992 to March 1999, Mr. Ronen served as chief executive officer of Golden Channels Ltd. From September 2000 to October 2005, Mr. Ronen served as chief executive officer of Golden Pages Ltd. From June 2004 to November 2013, Mr. Ronen served as a director of Knafaim Holding Limited, an Israel-based tourism and air aviation services company, traded on the Tel Aviv Stock Exchange Ltd. From August 2015, Mr. Ronen has served as a director of Arad Group, an Israel based integrated metering technologies company, traded on the Tel Aviv Stock Exchange Ltd. From January 2013 to January 2015, Mr. Ronen has served as a member of the board of governors and management committee of The Wingate Institute, an Israeli national center for physical education and sport. Mr. Ronen holds a B.Sc. in Mathematics, Statistics and Complementary Studies from the Hebrew University of Jerusalem in Jerusalem, Israel and a B.A. in Psychology from the Open University, Israel.

Shachar Degani (49) has served as our director since November 2011. Since March 2014, Mr. Degani has served as Kibbutz Sdot-Yam’s general secretary. Since October 2013, Mr. Degani has served as a community manager of Kibbutz Yechiam. From July 2009 to November 2012, Mr. Degani served as community manager of Kibbutz Tel-Yosef. From January 2008 to 2009, Mr. Degani served as the manager of our factory equipment project. From January 2006 to December 2007, he served as Kibbutz Sdot-Yam’s community manager, and from January 2000 to December 2005, he served as manager of a business unit of Sdot-Yam Business Ltd. known as Caesar Art & Sdot Yam. Mr. Degani is a member of Kibbutz Sdot-Yam, which is our controlling shareholder under the Companies Law. Mr. Degani holds an Executive B.A. in Business Administration from Ruppin Academic Center, Israel and an M.B.A. specializing in finance from Netanya Academic College in Netanya, Israel.

Ofer Tsimchi (56) has served as our director since December 2014.  Mr. Tsimchi is a managing partner of Danbar Group Ltd., which he co-founded in 2006. Mr. Tsimchi served as the executive chairman of the board of Polysack Plastic Industries Ltd. from 2008 to 2011. Mr. Tsimchi has been a director of Redhill Biopharma since 2011, Maabarot Products Ltd. since 2014 and Kidron Industrial Materials Ltd. since 2003. From 2003 to 2006, Ofer Tsimchi served as the chief executive officer of Kidron Industrial Materials Ltd. From 2003 to 2005, Mr. Tsimchi served as director and chief executive officer of Kidron Industrial Holdings Ltd. Group.  From 2002 to 2003, Mr. Tsimchi was a business development manager of ProSeed Capital Fund. From 2000 to 2001, Mr. Tsimchi acted as the chief executive officer of Insider Financial Services Ltd. From 1997 to 2000, Mr. Tsimchi served as the chief executive officer of Inbar Moulded Fiberglass and from 1993 to 1997 as its vice president of marketing and sales. He was the community director and secretary of Kibbutz Hamadia from 1990 to 1993. Mr. Tsimchi holds a B.Sc. in Economics and Agriculture from the Hebrew University of Jerusalem in Jerusalem, Israel.

Amihai Beer (35) has served as our director since December 2014. He has served as a director of Nice-Vend Ltd. since 2011. Mr. Beer has been an associate at the law firm of AYR (Amar Reiter Jeanne Shochatovich & Co.) since 2009. Mr. Beer served as the secretary of the Economic Council of Kibbutz Sdot-Yam and intends to resign from this position following his recent election to our Board. Since 2009, Mr. Beer has been acting as Kibbutz Sdot-Yam’s and legal advisor of its Economic Council. Mr. Beer holds an LL.B. from Netanya Academic College in Netanya, Israel and is admitted to the Israeli Bar.

 Amit Ben Zvi (52) has served as the business manager of Kibbutz Sdot-Yam since May 2015. From 2010 to 2014, Mr. Ben-Zvi served as our safety health environment and quality manager. From 2004 to 2010, Mr. Ben Zvi served as the chief executive officer of the Sdot-Yam Business, Maintenance and Management Cooperative Agricultural Society Ltd. From 1999 to 2004, Mr. Ben Zvi served as our vice president, operations. From 1995 to 1998, Mr. Ben Zvi served as vice president, operations of Ram-On Investments and Holdings (1999) Ltd. (formerly Polyram). From 1991 to 1995, Mr. Ben Zvi served as a regional service manager at Amnir Recycling Ltd. Mr. Ben Zvi holds a B.Sc in Industrial Management from Tel Aviv University and an M.B.A. specializing in finance from the Ruppin Academic Center, Israel.

Ronald Kaplan (64) has served as chairman of the board of directors of Trex Co, Inc., since August 2015. From May 2010 to August 2015, Mr. Kaplan served as chairman, president and chief executive officer of Trex Co, Inc. From January 2008 to May 2010, Mr. Kaplan served as a director and president and chief executive officer of Trex Co, Inc. From February 2006 through December 2007, Mr. Kaplan served as chief executive officer of Continental Global Group, Inc. For 26 years prior to this, Mr. Kaplan was employed by Harsco Corporation, an international industrial services and products company, at which he served in a number of capacities, including as senior vice president, operations, and, from 1994 through 2005, as president of Harsco’s Gas Technologies Group, which manufactures containment and control equipment for the global gas industry. Mr. Kaplan received a B.A. degree in economics from Alfred University and a M.B.A. degree from the Wharton School of Business, University of Pennsylvania.

Following is biographical information concerning Kibbutz Sdot-Yam nominees provided to us by Kibbutz Sdot-Yam. The information below concerning Kibbutz Sdot-Yam Nominees was not verified by us, and we provide no assurance as to the accuracy or completeness of such information.

Yitzhak (Itzick) Sharir (65) has served as a member of the board of directors of REIT-1 Ltd. since 2013 and as a member of the board of directors of Hadera Paper Ltd. since 2015. From 2010 to 2015, Mr. Sharir served as the chairman of the board of directors of Discount Capital Markets Ltd. From 2006 to 2015, Mr. Sharir served as a member of the board of directors of Zur Shamir Holdings Ltd. From 1998 to 2011, Mr. Sharir served as a member of the board of directors of Israel Discount Bank Ltd. From 2000 to 2005, Mr. Sharir served as president and chief executive officer of Sapiens International Corporation N.V. From 1994 to 2000, Mr. Sharir served as general manager of Nilit Ltd. From 1990 to 1994, Mr. Sharir served as president and chief executive officer of Orlite Industries (Millennium 2000) Ltd. Mr. Sharir holds a B.S. in mechanical engineering from the Israeli Institute of Technology in Haifa, Israel, an M.S. in materials engineering from Ben-Gurion University I Beer-Sheva, Israel, a PhD in materials engineering from the Illinois Institute of Technology in Chicago, United States and an M.B.A. certificate from the Tel-Aviv University in Tel-Aviv, Israel.

Amnon Dick (63) is an independent businessman and consultant invested in telecommunication, radio stations and logistics. Mr. Dick served as a member of the board of directors of Bank Hapoalim Ltd. since 2010. Mr. Dick also serves as a member of the board of directors of Habima Israel National Theatre and as a president of Friends Association of Tel-Aviv University. In the past, Mr. Dick served as the chief executive officer of Bezeq The Israel Telecommunication Corp. Ltd., as a member of the board of Israel Chemicals Ltd. as chairman of the board of directors and chief executive officer of Elite International, chief executive officer of Jafora Tabori Ltd., as senior vice president of Elite Industries and as a vice president marketing and sales of The Central Bottling Company – CBC (Coca Cola Israel).

Proposed Resolutions

1.           “RESOLVED, to approve (i) the re-election of each of Messrs. Moshe Ronen, Shachar Degani and Amihai Beer, and (ii) the election of each of Messrs. Amit Ben Zvi and Ronald Kaplan, to serve as directors of the Company until the next annual general meeting of shareholders of the Company.”

2.           “RESOLVED, to approve the re-election of each of Messrs. Yonatan Melamed, and Ofer Tsimchi, to serve as directors of the Company until the next annual general meeting of shareholders of the Company.”

3.           “RESOLVED, to approve the election of each of Messrs. Yitzhak (Itzick) Sharir and Amnon Dick, to serve as directors of the Company until the next annual general meeting of shareholders of the Company.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board recommends that you vote “FOR” Proposal Nos. 1 and 2 and “AGAINST” Proposal No. 3.

PROPOSAL FOUR

APPROVAL OF COMPENSATION TERMS OF THE
CHAIRMAN OF THE COMPANY’S BOARD OF DIRECTORS

Background

The Board has elected Mr. Yonatan Melamed to serve as the Chairman of the Board effective as of Mr. Melamed’s reelection as a director at the Meeting. The Company’s compensation committee and the Board have approved the following compensation for the Chairman of the Board, which, subject to the approval of the Company’s shareholders, shall become effective as of the date of such approval.

If approved by the shareholders, Mr. Melamed shall be entitled for his role as the Chairman of the Board to a monthly fee in the amount of NIS 45,000 plus applicable value added tax (VAT) and to an annual bonus of up to five times his monthly fee. In the event the engagement of Mr. Melamed shall be terminated prior to the end of a fiscal year, he shall be entitled to an annual bonus equal to the full year annual bonus multiplied by the portion of the year of his service. The annual bonus amount shall be determined in accordance with the ratio of the Company’s actual annual net profit to the annual internal budget, as follows: 80% or less – no entitlement, 90% – 1.25 times the monthly fee, 100% – 2.5 times the monthly fee, 110% – 3.75 times the monthly fee and 120% and greater – 5 times the monthly fee (with a linear adjustment of the bonus if actual performance is in between the milestones). The Company will also provide Mr. Melamed with a vehicle and cellular phone and reimburse the expenses incurred by Mr. Melamed in connection with the performance of his role as the Company’s Chairman of the Board. The annual bonus shall be paid within 30 days following the date on which the Company’s annual financial statements are published.

The proposed terms of compensation are consistent with our Compensation Policy.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve the terms of compensation for the Chairman of the Board, as described in the Proxy Statement, dated November 12, 2015.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board recommends that you vote “FOR” the proposed resolution.

PROPOSAL FIVE

APPROVAL OF COMPENSATION TERMS OF INDEPENDENT DIRECTORS
RESIDING OUTSIDE OF ISRAEL OTHER THAN THE CHAIRMAN OF THE
COMPANY’S BOARD OF DIRECTORS AND EXTERNAL DIRECTORS

Background

The Company’s compensation committee and the Board have approved the following compensation for independent directors residing outside of Israel (other than the chairman of the Board and external directors) which, subject to the approval of the Company’s shareholders, shall become effective as of the date of such approval.

Each independent director of the Company residing outside of Israel (other than the Chairman of the Board and external directors) will be entitled to the payment of an annual fee of NIS 120,000, subject to the limitation below (the “Annual Fee”), and payment of NIS 3,350 per meeting, for participating in meetings of the Board and committees of the Board (the “Participation Compensation”). The Annual Fee shall not exceed the maximum annual fee of an expert external director set forth in the Companies Regulations (Rules regarding Compensation and Expenses of External Directors), 5760 – 2000 as adjusted by the Companies Regulations (Reliefs for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760 – 2000.

 The Participation Compensation for resolutions that will be adopted by unanimous written  consent and for participation through media communication will be reduced as follows: (1) for resolutions that will be adopted without an actual convening, the Participation Compensation will be reduced by 50%; and (2) for participation through media communication, the Participation Compensation will be reduced by 60%.

 The Annual Fee will be paid in four equal installments, each at the beginning of each quarter for the preceding quarter, and the Participation Compensation will be paid at the beginning of each quarter for the director’s participation in the meetings and actions by unanimous written consent that have taken place in the preceding quarter.

The Participation Compensation and the Annual Fee is inclusive of all expenses incurred by a director in connection with his or her participation in a meeting held at the Company’s offices in Israel or at the director’s residence area or with regard to resolutions resolved by written consent or meeting via a teleconference, provided, however, that with respect to independent directors residing outside of Israel (other than the chairman of the Company’s Board and external directors), their travel and lodging expenses related to their participation in and physical attendance at any Board or Board committee meeting will be borne by the Company.

 The proposed compensation terms are consistent with our compensation policy.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve the terms of compensation for independent director of the Company residing outside of Israel (other than the chairman of the Company’s board of directors and external directors), as described in the Proxy Statement, dated November 12, 2015.”

Required Vote

See “Quorum and Required Vote” above.

 Board Recommendation

The Board recommends that you vote “FOR” the proposed resolution.

PROPOSAL SIX

COMPANY NAME CHANGE

Background

At the Meeting, shareholders will be requested to approve the change of the name of the Company from “Caesarstone Sdot-Yam Ltd.” to “Caesarstone Ltd.” and to amend the Company’s articles of association and memorandum of association accordingly. The change of the Company’s name will be effective upon the authorization of the Israeli Registrar of Companies.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, that the change in the name of the Company from “Caesarstone Sdot-Yam Ltd.” to “Caesarstone Ltd.” be and hereby is, approved, subject to the approval of such change by the Israeli Registrar of Companies, and the Company is authorized to amend the Company’s articles of association and memorandum of association accordingly.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board recommends that you vote “FOR” the proposed resolution.

PROPOSAL SEVEN

AMENDMENT OF THE 2011 INCENTIVE COMPENSATION PLAN
TO INCREASE THE AGGREGATE NUMBER OF ORDINARY SHARES
AUTHORIZED FOR ISSUANCE UNDER THE PLAN

Background

At the Meeting, shareholders will be requested to approve an amendment to the 2011 Incentive Compensation Plan (the “2011 Plan”) to increase the aggregate number of ordinary shares authorized for issuance under the 2011 Plan by 900,000 ordinary shares of the Company. The Company’s Board determined that an increase of the issuable reserve pool under the 2011 Plan to 1,299,974 ordinary shares, representing, together with the total shares subject to outstanding awards, 6.2% of the total number of shares of the Company outstanding, is necessary in order to create a pool of shares available to the Company in order to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of the Company or a subsidiary of the Company.

As of November 3, 2015, the reserve issuable and available for future grants under the 2011 Plan was 399,974 ordinary shares of the Company and 1,045,521 ordinary shares of the Company were subject to outstanding awards. For more information regarding the Company’s 2011 Plan, see the Company’s Annual Report on Form 20-F filed with the SEC on March 12, 2015.  Other than the 2011 Plan, there are no equity incentive plans or arrangements pursuant to which the Company provides equity compensation to its directors, officers or employees.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve an amendment to the 2011 Incentive Compensation Plan to increase the aggregate number of shares authorized for issuance under the 2011 Plan by 900,000 ordinary shares of the Company.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board recommends that you vote “FOR” the proposed resolution.

PROPOSAL EIGHT

REAPPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZATION
TO DETERMINE COMPENSATION

Background

The Company, based upon the recommendation of the Board, is submitting for approval the reappointment of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global), as its independent auditors for the year ending December 31, 2015, and its service until the annual general meeting of shareholders to be held in 2016, and to authorize the Board upon recommendation of the audit committee, to determine the compensation of the auditors in accordance with the volume and nature of their services. The audit committee will pre-approve all services to be performed by, and compensation to be paid to, the Company’s independent auditors as provided in the U.S. Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder.

Fees Paid to the Auditors

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer Gabbay & Kasierer, in each of the previous two fiscal years:

	2013	2014
	(in thousands of U.S. dollars)
Audit fees(1)	$416	$505
Audit-related fees(2)	178	146
Tax fees(3)	56	80
All other fees(4)	48	101
Total	$698	$832

____________
(1)
“Audit fees” include fees for services performed in connection with the Company’s annual audit for 2013 and 2014, certain procedures regarding the Company’s quarterly financial results submitted on Form 6-K, and consultation concerning financial accounting and reporting standards.

(2)	“Audit-related fees” relate to assurance and associated services that are traditionally performed by the independent auditor, including fees related to the Company’s public offerings.

(3)	“Tax fees” include fees for professional services rendered by the auditors for tax compliance and tax advice on actual or contemplated transactions.

(4)	“Other fees” include fees for services rendered by the auditors with respect to government incentives.

Audit Committee’s Pre-Approval Policies and Procedures

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent accountants.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to re-appoint Kost Forer Gabbay & Kasierer (the “Auditor”) as the independent auditors of the Company for the year ending December 31, 2015 and to approve the Auditor’s services until the close of the Company’s next annual general meeting of shareholders to be held in 2016, and that the Board of Directors of the Company be authorized to determine the compensation of the Auditor in accordance with the volume and nature of the Auditor’s services.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board recommends that you vote “FOR” the proposed resolution.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in the enclosed Notice. If any other matters do properly come before the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company’s Annual Report on Form 20-F filed with the SEC on March 12, 2015 is available for viewing and downloading on the SEC’s website at www.sec.gov as well as in the Investor Relations section of the Company’s website at www.caesarstone.com. In addition, on November 4, 2015, the Company submitted a press release on Form 6-K regarding its business and financial results for the three months ended September 30, 2015. Shareholders may obtain a copy of these documents without charge at www.caesarstone.com.

       The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board: Maxim Ohana Chairman of the Board

MP Menashe, Israel
November 12, 2015